February 4, 2025

Benjamin W. Jaenicke
Chief Financial Officer
CBL & Associates Properties, Inc..
2030 Hamilton Place Blvd.
Suite 500
Chattanooga, TN 37421

       Re: CBL & Associates Properties, Inc..
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-12494
Dear Benjamin W. Jaenicke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction